UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 28, 2016

Starz

(Exact name of registrant as specified in its charter)

Delaware	001-35294	20-8988475
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization	File Number)	Identification No.)

8900 Liberty Circle

Englewood, Colorado 80112

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (720) 852-7700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b)

As previously disclosed in the Current Report on Form 8-K filed with the Securties and Exchange Commission on July 7, 2016 by Starz, a Delaware corporation (the “Company”), on June 30, 2016, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Lions Gate Entertainment Corp., a corporation organized and existing under the corporate laws of British Columbia (“Lions Gate”), and Orion Arm Acquisition Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Lions Gate (“Merger Sub”). The Merger Agreement provides that Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and becoming an indirect wholly-owned subsidiary of Lions Gate (the “Merger”), subject to the terms and conditions set forth in the Merger Agreement.

On October 28, 2016, the Company announced that subject to completion of the Merger as set forth in the Merger Agreement, the Company’s Chief Financial Officer, Scott Macdonald, will resign May 1, 2017.  Mr. Macdonald will remain with the Company through April 2017 to oversee the transition of the Company’s Finance and Accounting group.

Item 8.01. Other Events

On October 28, 2016, the Company distributed a letter to Company employees (the “Employee Letter”) in connection with the Merger.

The Employee Letter is being filed herewith as Exhibit 99.1 to this Current Report on Form 8-K in compliance with Rule 425 of the Securities Act of 1933, as amended, and is hereby incorporated by reference into this Item 8.01.

Item 9.01.  Financial Statements and Exhibits.

(d)          Exhibits.

Exhibit No.	Name
99.1	Letter to Starz employees, dated October 28, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 28, 2016

STARZ

	By:	/s/ David I. Weil
Name: David I. Weil
Title: Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Name
99.1	Letter to Starz employees, dated October 28, 2016.